TD Prime Services LLC Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2017



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 10/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Prime Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street - 9th Floor
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Prime Services LLC, as of October 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE CONNORS FRANCO
Notary Public, State of New York
No. 01FR6175998
Qualified in New York County
Commission Expires October 22, 2019

Suzanne Connors Franco

Notary Public

Richard Rosenthal

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Prime Services LLC

Statement of Financial Condition

October 31, 2017

Contents

Facing Page and Oath or Affirmation

Statement of Financial Condition



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors of
TD Prime Services LLC

We have audited the accompanying statement of financial condition of TD Prime Services LLC (the "Company") as of October 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Prime Services LLC at October 31, 2017, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 19, 2017

TD Prime Services LLC
Statement of Financial Condition
October 31, 2017

(In Thousands)

Assets

Cash	$	6,524
Cash segregated in compliance with regulations		3,350
Deposits with clearing organizations		3,088
Securities borrowed		8,758,380
Securities borrowed from affiliate		47,694
Securities received as collateral, at fair value		1,399,313
Receivable from customers		2,476
Receivable from brokers		3,871
Securities owned, at fair value		78,194
Receivable from affiliates		1,267
Interest receivable from securities borrowed		9,207
Other assets		198
Total assets	$	10,313,562

Liabilities and member's equity

Liabilities:

Loan from affiliate	$	900,000
Securities loaned		7,039,585
Securities loaned to affiliate		465,910
Obligation to return securities received as collateral, at fair value		1,399,313
Payable to brokers		1,459
Payable to affiliates		2,598
Payable to customers		5,596
Interest payable on securities loaned		7,301
Accounts payable and accrued expenses		389
		9,822,151
Liabilities subordinated to claims of general creditors		300,000
Total liabilities		10,122,151
Member's equity		191,411
Total liabilities and member's equity	$	10,313,562

See accompanying notes to statement of financial condition.

TD Prime Services LLC
Notes to Statement of Financial Condition

1. Organization

TD Prime Services LLC ("TDPS" or the "Company"), formerly Albert Fried and Company, LLC ("AF"), is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). On January 3, 2017, TDH acquired AF, paid out $61.2 million to former members, and subsequently changed the name of the acquired entity to TD Prime Services LLC. To conform to the fiscal year end of the Bank and all of its subsidiaries, the Company changed its fiscal year end from December 31 to October 31. Thus, all balances and related footnote disclosures presented in this financial statement reflect 10 months of activity, beginning January 1, 2017 and ending October 31, 2017.

In 2016, the Bank's legal entities in the United States were reorganized to be compliant with the enhanced prudential standards for foreign banking organizations established under Dodd Frank. As a result, TDGUS has become the top-tier intermediate holding company ("IHC") mandated by the rule and the Company is now a subsidiary within the IHC corporate structure.

The Company is primarily engaged in providing brokerage services. The Company's prime brokerage group provides financing, securities lending and other prime brokerage services. The Company's sales and trading area acts as an agent for institutional clients in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), listed options and as principal for transactions in a limited number of equity and preferred securities. As a member of the New York Stock Exchange (NYSE), the Company provides trade execution from the NYSE in a floor broker capacity. The Company self-clears all its customer equity, option and fixed income business through its own account at the Depository Trust Company ("DTCC"), National Securities Clearing Corp ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing foreign custodial relationships for clearance and custody of foreign securities.

Additionally, the Company maintains memberships with the New York Stock Exchange ("NYSE"), the NASDAQ Stock Market, the International Securities Exchange ("ISE") and various other exchanges.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures.* Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating an instrument's fair value in accordance with the various standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements and Disclosures*, establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include equity securities that are traded in an active exchange market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

TD Prime Services LLC
Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Cash

Cash consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction.

Cash Segregated in Compliance with Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers. The amount included in cash segregated in compliance with regulations in the statement of financial condition approximates fair value.

Receivables from and Payables to Brokers and Deposits with Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts included in deposits with clearing organizations and receivable from/payable to brokers in the statement of financial condition approximates fair value.

Receivables from and Payables to Affiliates and Loan from Affiliate

Loan from affiliate represents the amount drawn by the Company under its existing $1.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily of interest receivable and interest payable on open securities borrowed and securities lending transactions and amounts due to/from affiliates under tax transfer pricing agreements. See note 6 for additional information on related-party transactions.

Receivable from/Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions.

Securities Owned, at Fair Value

Securities owned, at fair value, consist of money market funds purchased to minimize excess cash balances.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. The value of cash and other collateral generally exceeds the value of the securities borrowed. Likewise with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of the cash collateral advanced or received and adjusted for additional collateral required. Securities borrowed income and securities loaned expense represents primarily the interest income and expense on these outstanding debit and credit balances, respectively on an accrual basis.

Securities Received as Collateral, at Fair Value and Obligations to Return Securities Received as Collateral, at Fair Value

The Company acts as lender in a securities lending transaction and may receive securities that can be pledged or sold as collateral instead of receiving cash. It recognizes an asset on the statement of financial condition for the market value of those securities (securities received as collateral, at fair value) and recognizes a liability for the same amount to recognize the obligation to return such collateral (obligation to return securities received as collateral, at fair value).

The Company acts as a borrower in a securities borrowing transaction and may loan securities instead of cash. These transactions are not recognized on the statement of financial condition. The fair value of these securities borrowed on October 31, 2017 was $1.4 billion.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the statement of financial condition date.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC 740, *Income Taxes*. Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities. A deferred tax valuation allowance is established when in the judgment of management it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

3. New Accounting Policies

Accounting Developments

In February 2016, the FASB issued guidance that requires assets and liabilities from all outstanding lease contracts to be recognized on balance sheet (with limited exceptions). The guidance substantially changes a lessee's accounting for leases and requires the recording on balance sheet of a "right-of-use" asset and liability to make lease payments for most leases. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. The guidance also eliminates the real estate specific provisions of the current guidance. This guidance is effective for the October 31, 2020 annual reporting period. The standard will be effective for annual reporting periods beginning after December 15, 2018. The Company is currently assessing the impact on the Statement of Financial Condition of adopting this standard.

In June 2016, the FASB issued guidance that requires the Company to provide users of the statement of financial condition with more information on expected credit losses on financial instruments held at each balance sheet date. The amendments replace the current incurred loss methodology with an expected loss methodology incorporating a broader range of information to support credit loss estimates. This guidance is effective for the October 31, 2022 annual reporting period. The Company is currently assessing the impact on the statement of financial condition of adopting this standard.

4. Fair Value Measurements

The Company's assets liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant and accounting policies in note 2.

Other financial instruments are recorded by the Company at amounts which approximate fair value and include cash (Level 1); receivables from and payables to broker and deposits with clearing organizations (Level 2); receivable from and payable to customers (Level 2); fails to deliver and fails to receive (Level 2); and collateralized financing agreements (Level 2). These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or less active. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. The Company's policy is to recognize transfers in and transfers out as of the beginning of the period of the event or date of the change in circumstance that caused the change in level. There were no transfers into and out of each level of the fair value hierarchy during the ten-months ended October 31, 2017.

At October 31, 2017, there were no liabilities measured at fair value on a recurring basis. The following table presents the level within the fair value hierarchy for each of the Company's assets measured at fair value on a recurring basis as of October 31, 2017:

Description	Total	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value				
Equity securities, at fair value	$ 194	$ 194	$ -	$ -
Money markets, at fair value	78,000	78,000	-	-
	$ 78,194	$ 78,194	$ -	$ -

5. Collateralized Financing Transactions

The Company enters into securities borrowing and lending transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including U.S Government and agency securities, corporate bonds, cash or other collateral.

Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. At October 31, 2017, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $8.7 billion, of which $47 million was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $7.4 billion, of which $47 million was received from affiliated companies.

The Company pledges assets owned to collateralize stock loan agreements. Pledged assets that can be sold or re-pledged by the secured party are disclosed parenthetically in securities borrowed on the statement of financial condition.

Offsetting of Collateralized Financing Transactions

Substantially all securities borrow and loan agreements are transacted under master securities loan agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company could offset securities borrowed and securities loaned transactions with the same counterparty on the statement of financial condition when the transactions have the same explicit maturity date and enforceable netting terms as included in the stock loan agreement. However, no such circumstances exist as of October 31, 2017 so there are no amounts offset in the statement of financial condition.

5. Collateralized Financing Transactions (continued)

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged:

(amounts in $millions)	Assets - October 31, 2017					
	Gross Assets	**Amounts Offset in Statement of Financial Condition**	**Net Amounts Reported in Statement of Financial Condition**	**Financial Instruments**	**Cash collateral received**	**Net Asset**
Receivables under securities borrowed transactions	$ 8,806	$ -	$ 8,806	$ (8,672)	$ -	$ 134
Total	$ 8,806	$ -	$ 8,806	$ (8,672)	$ -	$ 134

	Liabilities - October 31, 2017					
	Gross Liabilities	**Amounts Offset in Statement of Financial Condition**	**Net Amounts Reported in Statement of Financial Condition**	**Financial Instruments**	**Cash collateral paid**	**Net Liability**
Payables under securities loaned transactions	$ 7,505	$ -	$ 7,505	$ (7,351)	$ -	$ 154
Total	$ 7,505	$ -	$ 7,505	$ (7,351)	$ -	$ 154

The columns titled financial instruments represent the market value of securities pledged and received under repurchase agreements or securities lending agreements where there is a legally enforceable netting agreement. These amounts are not offset in the statement of financial condition, but are shown as a reduction to the net amounts reported in the statement of financial condition for the purpose of deriving a net asset or liability in the above table.

5. Collateralized Financing Transactions (continued)

Payable under Securities Loaned Transactions Accounted for as Secured Borrowings:

The tables below represent stock loan agreements by remaining term to maturity and class of collateral pledged as of October 31, 2017.

(Amounts in $millions)			Maturity		
	Overnight and continuous	30 days or less	After 30 through 90 days	After 90 days	Gross Contract Amount
Securities Loaned	$ 6,812	$ 70	$ 623	$ -	$ 7,505
Total	$ 6,812	$ 70	$ 623	$ -	$ 7,505

Class of Collateral Pledged	Payable under repurchase agreements
Equities	$ 7,026
Corporate Debt	344
US Government	135
Total	$ 7,505

6. Related-Party Transactions

During the ten-months ended October 31, 2017, the Company entered into certain securities borrowing and securities lending agreements with an affiliate. At October 31, 2017, the aggregate fair value of the collateral related to such securities borrowed and the securities loaned was approximately $47 million and $454.9 million, respectively. All of these agreements mature overnight. The aggregate contract value of such securities borrowed and securities loaned, including accrued interest, was approximately $48 million and $466.6 million, respectively.

The Company has an existing $1.0 billion unsecured revolving line of credit agreement with TDH, of which $900 million was drawn as of October 31, 2017. Loans drawn under the line of credit bear interest at the hourly effective federal funds rate.

Affiliates of the Company provide support services under Service Level Agreements ("SLA's") that define the services to be provided by those affiliates and the basis upon which the Company will reimburse them for expenses incurred in providing those services. As of October 31, 2017, the Company has a receivable from affiliate of $0.6 million and a payable to affiliates of $1.1 million representing amounts owed and due under these SLA's not received or paid as of that date.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2017, the Company had net capital of approximately $401,845,000 which exceeded its requirement of $1,500,000 by approximately $400,345,000. At October 31, 2017, the Company's percentage of aggregate debit items to net capital was 2,866%.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. The Company had no deposit requirements on October 31, 2017; however, as of October 31, 2017, the Company had cash in the amount of $3,250,000 segregated in a special reserve account for the exclusive benefit of customers.

The Company has entered into appropriate proprietary accounts of broker-dealers ("PAB") agreements with a clearing firm, and the clearing firm has not given notice to the Company that they did not maintain adequate PAB reserves in order for the Company to classify its proprietary accounts held at the clearing firm as allowable assets in the Company's net capital computations. As a clearing broker-dealer, the Company computes a reserve requirement for PAB. As of October 31, 2017, to comply with its October 31, 2017 requirement, cash in the amount of $100,000 has been segregated in a special reserve account for the exclusive benefit of PAB accounts exceeding actual requirements by approximately $75,000 in accordance with its PAB calculation.

8. Subordinated Borrowing

The Company owes TDH the following amount pursuant to a subordination agreement approved by FINRA:

Amount	Maturity	Rate
$ 300,000,000	01/31/20	1-month LIBOR + 1/8 of 1%

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements is included in accounts payable and accrued expenses on the statement of financial condition and was immaterial as of October 31, 2017.

9. Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various debt, option and equity transactions for clients as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying Statement of Financial Condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits.

9. Off Balance Sheet Risk and Concentrations of Credit Risk (continued)

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral for loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

Cash segregated for the exclusive benefit of customers of $3,250,000 and PAB accounts of $100,000 is maintained in one bank. The Company does not consider itself to be at risk with respect to its cash deposits held at the bank.

10. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

At October 31, 2017, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

11. Income Taxes

The Company, TDH, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDH based upon its proportionate share of the group's U.S. federal, state, and local tax liability. TDPS is treated as a disregarded entity for U.S. tax purposes, and files combined state and local income tax returns with TDH.

The Company currently has no federal, state and local deferred taxes associated with various temporary differences.

ASC 740-10 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions and classification of interest and penalties, and requires additional disclosures on tax reserves. At October 31, 2017, the Company had no unrecognized tax benefits.

The Company operates in the U.S. and other jurisdictions and the year 2017 remains subject to examination by tax authorities.

12. Commitments and Contingencies

In the normal course of its business, the Company may be named a defendant in lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management, no accruals are necessary as of October 31, 2017 as a loss contingency is not probable.

13. Subsequent Events

The Company is required by accounting literature (ASC 855, *Subsequent Events)* to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is available to be issued require accounting as of the balance sheet date or disclosure in the statement of financial condition. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and determined that no such events have occurred.

